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                                    Vote FOR
                            the merger to create the
                               nation's preeminent
                          diversified electric utility
                                    company.


Dear Fellow AEP Shareholder,

AEP recently mailed you proxy materials regarding our proposed merger with Central and South West Corporation. This brochure provides a brief overview of the benefits of and frequently asked questions about our merger and explains why I believe this will enhance your investment in AEP.

I strongly believe that the merger with CSW offers significant opportunities to AEP shareholders and is an excellent way for AEP to strengthen its position in the coming competitive market. CSW has many strengths, among them a generation and transmission system that complements our own extremely well; an international presence in Latin America where we currently have no operations, and a corporate culture and philosophy about the future of the industry that meshes with ours. I believe that CSW is an ideal fit with AEP.

Going forward, AEP and CSW will be the largest electric utility company in the country in terms of generation and number of customers. We'll have a large presence in the growing Southwest and expanded expertise with a diverse base of fuels for generation. We'll be extremely well poised for growth domestically and abroad.

AEP shareholders are not required to approve the merger itself, but rather to approve an increase in the number of common shares of stock that can be issued in order to facilitate the merger. That is one of the primary issues that will be on the ballot at the annual shareholders meeting to be held in Columbus. AEP's management team and board of directors urge you to return your proxy card today to vote for the increase in the number of shares that can be issued so that this merger can move forward. With your help, the new AEP will compete successfully nationally and internationally. Thank you for helping us lead our company into the competitive future.

Sincerely,


/s/ E. Linn Draper, Jr.
E. Linn Draper, Jr.
Chairman, President and Chief Executive Officer


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Vote
FOR:


      * Cost Savings and Improved Operations

      * Competitive Prices and Services

      * Greater Diversification

      * Increased Scale and Growth

      * Financial Strength



                   For additional information or questions on
                  voting for the merger, please call toll-free:

                                 1-800-566-9061.


                                  VOTE TODAY!


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Vote
FOR:


Cost Savings
and Improved Operations

The combined company expects merger-related net savings of approximately $2 billion over the next 10 years through:

         * Greater efficiencies in operations and business processes

         * Elimination of duplication in corporate and administrative programs and positions

         * Improved purchasing power

         * Expanded customer relationships using combined distribution channels


[GRAPH]                   [GRAPH]


Vote
FOR:


Competitive Prices
and Services

The merger will create a company better able to meet the needs of customers in the face of increased competition. The merger also will create operating efficiencies that allow the combined company to continue to produce and deliver low-cost power which is below the industry average.

[GRAPH]

Vote
FOR:


Greater Diversification

This merger will create a company that is diverse in its fuels, its power generation and its service area.

In addition, the combined company will immediately be able to:

         * serve a larger and more diverse base
           of customers

         * enhance economic
          and competitive position

         * enhance fuel mix

               [MAP]

AEP/CSW Service Territories
States served by AEP/CSW



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                           Combined Domestic Territory
                                  After Merger


                                      [MAP]


Increased Scale and Growth

The combined company will serve more than 4.6 million customers in 11 states and 4 million customers outside the United States. The merger is expected to improve revenue by doubling the worldwide customer base.



American Electric Power
* AEP Resources, Inc.
* AEP Resources Service Company
* AEP Communications, Inc.
* AEP Investments, Inc.
* AEP Energy Services, Inc.





American Electric Power
* Leeds, United Kingdom
* Toronto, Canada
* Beijing, China
* Sydney, Australia




Central and South West

* CSW Energy, Inc./CSW
   International, Inc.
* C3 Communications, Inc.
* EnerShop Inc.
* CSW Energy Services, Inc.
* CSW Credit, Inc.
* CSW Leasing, Inc.



Central and South West
* Crawley, United Kingdom
* Sao Paulo, Brazil
* Mexico City, Mexico
* Altamira, Mexico








Financial Strength

Historically, AEP and CSW have each maintained a strong financial position. Together we will be even stronger. By having this stronger financial base, the combined company is expected to increase its financial flexibility and improve its position in the financial markets.


                                    [PICTURE]


Questions & Answers


Q        What am I being asked to vote on?

A You are being asked to increase the number of shares of common stock that AEP can issue to facilitate the merger of CSW into AEP.

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Q        How will the shareholders of AEP benefit?

A The merger will better position AEP and CSW to compete in energy markets worldwide. The United States energy markets are moving away from regulated monopolies and toward competition. A combined AEP and CSW will have greater financial and marketing resources as well as an expanded international presence and a more diverse base of generating capacity. Added value will be created through cost savings and improved operations, competitive prices and services, greater diversification and increased scale and growth.

Q        How will this merger occur?

A AEP shareholders must authorize the increased number of shares in order for the merger to move forward. CSW shareholders must approve the merger. Once the shareholders of both companies have voted affirmatively, the merger must be presented to various regulatory bodies, such as state regulatory agencies, the Securities and Exchange Commission and the Federal Energy Regulatory Commission.

Q        What do I need to do now?

A Just sign and return your proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the shareholder meeting. Recordholders also can vote by telephone or the Internet. Instructions are on the proxy card.

Q        What will be the effect of the merger on AEP stock?

A The exchange of shares of CSW common stock for the shares of AEP common stock will slightly dilute AEP's earnings in the first few years, but will add to AEP's cash flow from day one. After the initial dilution, we believe AEP's earnings will grow faster than if there had not been a merger.

Q        When do you expect the merger to be completed?

A We are working to complete the merger as quickly as possible. Because we must secure the approval of a number of regulatory agencies, we don't expect the merger to be complete before the first half of 1999.

Q        What happens to my future dividend?

A AEP's current dividend is $2.40 a year and AEP does not anticipate making any change to its dividend policy after the merger, although future dividends will be determined quarterly by the Board of Directors. The Company has successfully lowered its dividend payout ratio by growing earnings rather than cutting the dividend.


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AEP's board of directors and
management team urge you
to vote FOR the merger Today!



Remember . . .

Not returning your proxy card or abstaining has the effect of a vote against the merger.

For additional information or questions on voting for the merger, please call toll-free:

                                1-800-566-9061